HUSSMAN	Hussman Investment Trust
FUNDS	Shareholder Services
P.O. Box 46707
Cincinnati, OH 45246-0707

       Filed via EDGAR

January 9, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Hussman Investment Trust
    File No. 811-09911
                Response to Staff’s Comments on Form N-CSR for Fiscal Year Ended June 30, 2011

Ladies and Gentlemen:

Mr. Bo Howell of the Commission’s staff recently contacted us to provide comments on Form N-CSR of Hussman Investment Trust (the “Trust”) for the fiscal year ended June 30, 2011.  The following are the comments provided and the Trust’s response to each:

1.            Hussman Strategic Growth Fund (HSGFX) had 30.4% of the value of its portfolio invested in stocks in the Health Care sector.  Why did the Trust not discuss this fact as a principal strategy/risk factor?

RESPONSE:   The level of HSGFX’s emphasis on industries within the Health Care sector as of June 30, 2011 is highlighted in the Annual Report in two ways – (1) in the sector allocation pie chart on page 10 and (2) in the percentages reflected in the Schedule of Investments.  We propose that, in the future, disclosure in substantially the form presented below be added to the Notes to Financial Statements if more than 25% of the portfolio is invested in industries within a single sector:

If a Fund has significant investments in the securities of issuers in industries within a particular sector, any development affecting that sector will have a greater impact on the value of the net assets of the Fund than would be the case if the Fund did not have significant investments in that sector.  As of June 30, 2011, Hussman Strategic Growth Fund had 30.4% of the value of its portfolio invested in stocks within the Health Care sector.

2.           Hussman Strategic International Fund had 32.3% of its net assets invested in a single money market fund.  Why did the Trust not discuss this fact as a principal investment strategy/risk factor?

RESPONSE:   We propose that, if in the future the Fund has more than 25% of the value of its net assets invested in shares of any one money market fund, the Fund will include appropriate risk disclosure relating to that investment in the Notes to the Fund’s Financial Statements. However, the Trust wishes to point out that, notwithstanding that the investment in question represents a significant percentage of net assets, the money market fund in which the Fund has invested is a fund that restricts its investments to short-term U.S. Treasury obligations and repurchase agreements collateralized by such obligations.  For this reason, management believes that the investment presents minimal risks to the Fund and its shareholders.  In addition, we note that the Fund’s investment is significant due to the current market environment, which the investment adviser of the Fund believes is unfavorable, and the need to maintain liquidity to cover potential obligations of the Fund arising in connection with its hedging activities.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary/Chief Compliance Officer